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                                                                  Exhibit (g)(2)


                             [OpticNet Letterhead]


November 21, 2003

Dear Stockholder:

     Further to our mailing of documents to you dated August 18th, we are now pleased to be sending you the final set of materials relating to the tender offer commenced by BEI Technologies, Inc. ("BEI Technologies") for the purchase of all outstanding shares of OpticNet common stock not already owned. As a reminder, the BEI Technologies offer is at the cash purchase price of $0.04 per share of OpticNet common stock, and is conditioned upon, among other things, at least a specified minimum number of shares outstanding being tendered and not withdrawn. If completed, the tender offer will be followed by a merger in which each share of common stock not purchased in the tender offer will be converted into the right to receive $0.04 per share in cash.

     Your Board of Directors determined that the terms of the offer and the merger are fair to and in the best interests of OpticNet's unaffiliated stockholders and reaffirms its recommendation to the stockholders that they accept the BEI Technologies offer, tender their shares of OpticNet common stock pursuant to the offer and, if determined required under the Delaware General Corporation Law, California General Corporations Law, OpticNet's Certificate of Incorporation or Bylaws, vote to adopt the merger agreement.

     In arriving at its recommendation, the Board of Directors considered a number of factors, described in the attached Schedule 14D-9, as amended. Included as an exhibit to the attached Schedule 14D-9 is the written opinion dated July 1, 2003 of OpticNet's financial advisor, American Appraisal Associates, that as of such date, and based on and subject to the matters stated in the opinion, the $0.04 per share cash consideration to be received in the tender offer and the merger by the holders of OpticNet's common stock is fair, from a financial perspective. We invite you to read the opinion for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by American Appraisal Associates in rendering its opinion.

     Enclosed are BEI Technologies' Offer To Purchase, dated November 21, 2003, Letter of Transmittal and related documents. These documents set forth the final terms and conditions of the tender offer, and provide instructions on how to tender your shares in the offer. The Schedule 14D-9, as amended, describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to carefully review and consider this information.
                                   Sincerely,

                    THE BOARD OF DIRECTORS OF OPTICNET, INC.
                        Charles Crocker  Lawrence A. Wan
                         Danforth Joslyn  James Seeser
                                 Gary D. Wrench